UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 28, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

PRESS RELEASE

Veolia Water and Orange launch m2o city,

a smart metering operator

Paris, March 28, 2011 - Veolia Water and Orange are joining forces in the smart metering sector and are launching m2o city, an operator specialized in remote environmental data and water meter reading services. Building on the expertise of Veolia Water -which already operates over 200,000 water meters- and Orange's expertise as a telco, the m2o city joint-venture offers as of today a complete turnkey service based on an ultralow consumption radio network* to local authorities, through their municipal agencies or agents for water services. In addition to information from water meters, this network will be able to collect data from environmental sensors (to combat noise or pollution for instance) in line with the expectations of any authorities.

The worldwide water services leader, Veolia Water joins forces with Orange, Europe's leading telco group, to benefit from its expertise for designing and operating networks, especially Machine-to-Machine (M2M). Orange has established itself as a natural partner for moving on to an industrial scale with M2M projects. Veolia Water will use m2o city’s water metering service to improve the quality of the service provided to consumers, optimize the water service's performance and in this way safeguard resources more effectively.

Through their joint-venture, Orange and Veolia Water aim to enable as many people as possible to benefit from their remote meter metering service, helping pave the way for the emergence of a global standard for remote data collection networks. These network technologies are now available for wide-scale deployment and will make it possible to create a multi-application network able to host the services devised by environmental players.

For Jean-Michel Herrewyn, Veolia Water's Chief Executive Officer: "Combining the expertise from both of our groups, this company is developing a new business, as a smart metering service operator benefiting sustainable towns and cities".

Moreover, Vivek Badrinath, Chief Executive Officer of Orange Business Services, confirms that: "We are delighted to be working hand in hand with Veolia on this ambitious partnership. It is perfectly in line with our strategy: joining forces with a major business partner by providing our connectivity and information system management expertise in order to enable the emergence of new M2M services to be used as widely as possible".

* industrial, scientific and medical (ISM) network using the 868 MHz waveband.

***

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. With 96,260 employees in 67 countries, Veolia Water provides water service to 100 million people and wastewater service to 71 million. Its 2010 revenue amounted to €12.1 billion.

Orange Business Services, the France Telecom Orange branch dedicated to B2B services, is a leading global integrator of communications solutions for multinational corporations. With the world’s largest, seamless network for voice and data, Orange Business Services reaches 220 countries and territories with local support in an additional 166. Offering a comprehensive package of communication services covering cloud computing, enterprise mobility, M2M, security, unified communications, videoconferencing, and broadband, Orange Business Services delivers a best-in-class customer experience across a global landscape. Thousands of enterprise customers and 1.4 million users rely on an Orange Business Services international platform for communicating and conducting business. Orange Business Services is a four-time winner of Best Global Operator at the World Communication Awards.

France Telecom’s disclaimer

This press release may contain forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, they should be treated with caution. France Telecom’s business is subject to numerous risks and uncertainties beyond France Telecom’s control, including those described in the “Risk Factors” sections of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Registration Document filed with the French Autorité des marchés financiers, and including also matters not yet known to France Telecom or not currently considered material by France Telecom. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these forward-looking statements prove incorrect, the actual results of the joint venture may be materially different from those expressed or implied by such statements. There can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Except to the extent required by law, France Telecom does not undertake any obligation to update forward-looking statements to take new information or future events into account or otherwise.

Press contacts

Orange :

Héloïse Rothenbühler, Orange, +33 1 44 44 93 93, heloise.rothenbuhler@orange-ftgroup.com

Elizabeth Mayeri, Orange Business Services, elizabeth.mayeri@orange-ftgroup.com

Veolia Water :

Stéphane Galfré, +33 1 72 75 19 27, stephane.galfre@veolia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 28, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer